DD 12/3/13

SECURITII 13026152 ION

| OMB APPROVAL |
| --- |
| OMB Number 3235-0123 |
| Expires: March 31, 2016 |
| Estimated average burden hours per response...12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section NOV 27 2013 Washington DC 124

| SEC FILE NUMBER |
| --- |
| 8- 500 82 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **October 1, 2012** (MM/DD/YY) AND ENDING **September 30, 2013** MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The **Oak Ridge Financial Services Group, Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**701 Xenia Avenue South, Suite 100**
(No. and Street)

| **Golden Valley** | **MN** | **55416** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Marc Kozberg** **763-923-2200**
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Mayer Hoffman McCann P.C.**
(Name - *if individual, state last, first, middle name*)

| **222 South 9th Street, Suite 1000** | **Minneapolis** | **MN** | **55402** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

DD 12/16/13

## OATH OR AFFIRMATION

I, Marc Kozberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Ridge Financial Services Group, Inc. as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Susanne H Miller

Notary Public

SUSANNE HAWKINS MILLER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01-31-15

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

## FINANCIAL STATEMENTS

Years Ended September 30, 2013 and 2012

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**OAK RIDGE FINANCIAL SERVICES GROUP, INC.**
Minneapolis, Minnesota

### *Report on the Financial Statements*

We have audited the accompanying financial statements of Oak Ridge Financial Services Group, Inc. which comprise the statements of financial condition as of September 30, 2013 and 2012, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Ridge Financial Services Group, Inc. as of September 30, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann P.C.
Minneapolis, Minnesota
November 21, 2013

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2013 and 2012

| | | 2013 | | 2012 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| ASSETS | | | | |
| Cash | $ | 997,594 | $ | 706,539 |
| Deposits with clearing organizations | | 150,000 | | 200,000 |
| Receivable from clearing firm | | 1,164 | | 50,905 |
| Employee advances | | 10,305 | | 20,435 |
| Securities owned, at market value | | 1,041,406 | | 779,500 |
| Furniture and equipment | | 650,498 | | 642,973 |
| Accumulated depreciation | | (582,373) | | (570,373) |
| Other assets | | 73,824 | | 62,292 |
| TOTAL ASSETS | $ | 2,342,418 | $ | 1,892,271 |
| **LIABILITIES** | | | | |
| LIABILITIES | | | | |
| Payable to employees | $ | 215,974 | $ | 118,512 |
| Payable to clearing firm | | 408,607 | | 231,717 |
| Accounts payable and accrued expenses | | 345,511 | | 603,999 |
| TOTAL LIABILITIES | | 970,092 | | 954,228 |
| **STOCKHOLDER'S EQUITY** | | | | |
| CAPITAL CONTRIBUTED | | | | |
| Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 720 shares | | 7 | | 7 |
| Additional paid-in capital | | 5,189,608 | | 5,174,808 |
| TOTAL CAPITAL CONTRIBUTED | | 5,189,615 | | 5,174,815 |
| ACCUMULATED DEFICIT | | (3,817,289) | | (4,236,772) |
| TOTAL STOCKHOLDER'S EQUITY | | 1,372,326 | | 938,043 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 2,342,418 | $ | 1,892,271 |

See Notes to Financial Statements

## (1) Nature of business and significant accounting policies

**Nature of business** - The Oak Ridge Financial Services Group, Inc. (the Company or Oak Ridge) is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

The Company is a wholly owned subsidiary of Oak Ridge Holding Corporation (Holdings). Holdings operations consists principally of holding its investment in Oak Ridge.

**Cash and cash equivalents** – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

**Use of estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Receivables and credit policies** -Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the close of business. Employee receivable's consists of interest bearing loans due two years from the date of employment and advances against future commissions. The employee receivables are stated at the principal amount plus any accrued and unpaid interest. An employee receivable is considered delinquent if not paid on its maturity date. At that time, the note is placed on nonaccrual status.

Payments of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that all the receivables are collectible at September 30, 2013.

(1) Nature of business and significant accounting policies (continued)

**Revenue recognition**

**Underwritings** - Underwriting fees are recorded on the closing date of the transaction, net of expenses.

**Consulting fees** - Consulting and financial service fees relating to investment banking activities are recognized as the services are performed and collection is reasonably assured. Any payments received in advance of the service period are recorded as unearned revenue. Unearned revenues as of September 30, 2013 and 2012 were $9,100 and $0 respectively.

**Securities transactions** - Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally one to three business days following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Securities owned and securities sold but not yet purchased are stated at estimated fair market value for financial statement purposes, and unrealized gains and losses are included in operations.

**Investment company administrative fees** - Administrative fees earned from investment companies are recorded when received.

**Furniture and equipment** - Furniture and equipment are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of three to seven years. Total depreciation expense is $12,000 and $33,000 for the years ended September 30, 2013 and 2012, respectively.

**Dividends** – Dividends paid to the common stock owner will be recorded as a reduction of paid in capital until the Company achieves positive accumulated earnings.

**Income taxes** -Effective November 1, 2004 Holding selected, with the consent of its stockholders, to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company's items of income, deductions, losses, and credits. In addition at the time of Holding's election, the Company elected to be treated as a Qualified Subchapter S Subsidiary. Therefore, these statements do not include any provision for corporate income taxes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

## (1) Nature of business and significant accounting policies (continued)

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

The Company has identified its tax status as a corporation electing to be taxed as a pass through entity as a tax position; the Company has determined that such tax position does not result in an uncertainty requiring recognition.

Holdings files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. Oak Ridge's federal and state tax returns are generally open for examination for three years following the date filed.

**Other comprehensive income**-The Company has no items of other comprehensive income.

**Recently issued accounting pronouncements** – Pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

**Subsequent events** – Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. The company recognizes financial statement effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the statements are available to be issued. The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements are issued for potential recognition or disclosure. Subsequent events have been evaluated through November 21, 2013, which is the date the financial statements were issued.

**Reclassification** – Certain reclassifications have been made to the 2012 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

## (2) Receivables from and deposits with clearing organization

The Company clears its proprietary and customer transactions through clearing brokers on a fully disclosed basis. The amount receivable from the clearing organization relates to the aforementioned securities transactions and consists of excess cash held at the clearing organization. The Company maintains deposits with its clearing brokers to collateralize certain customer transaction. The following is a summary of the balances held by the clearing broker.

## (2) Receivables from and deposits with clearing organization (continued)

| | September 30, 2013 | September 30, 2012 |
|---|---|---|
| Clearing firm 1 | | |
| Deposit | $ - | $ 100,000 |
| Commissions receivable (payable) | (57) | (231,717) |
| Total | $ (57) | $ (131,717) |
| Clearing firm 2 | | |
| Deposit | $ 100,000 | $ 100,000 |
| Commissions receivable | 1,164 | 50,905 |
| Total | $ 101,164 | $ 150,905 |
| Clearing firm 3 | | |
| Deposit | $ 50,000 | $ - |
| Payable | (408,550) | - |
| Total | $ (358,550) | $ - |
| Total | $ (257,443) | $ 19,188 |

## (3) Securities owned and securities sold but not yet purchased

Securities owned and securities sold but not yet purchased that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in operations.

| | September 30, 2013 | September 30, 2012 |
|---|---|---|
| Securities owned: | | |
| Trading securities - equities at fair value | $ 1,041,406 | $ 779,500 |
| Cost | $ 1,045,490 | $ 925,409 |
| Gross Unrealized | | |
| Loss | 4,084 | 145,909 |
| Net unrealized loss | $ 4,084 | $ 145,909 |

## (4) Fair value measurements

### Fair value measurement definition and hierarchy

ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(4) **Fair value measurements (continued)**

The following table presents the fair value of financial instruments that are measured at fair value on a recurring basis.

| | Fair Value | (Level 1) | (Level 2) | (Level 3) |
|---|---|---|---|---|
| September 30, 2013 | | | | |
| Equity securities | $ 1,041,406 | $ 1,041,406 | $ - | $ - |
| Equity Securities inventory (REIT) | $ 1,041,406 | $ 1,041,406 | $ - | $ - |
| September 30, 2012 | | | | |
| Equity securities | $ 779,500 | $ 779,500 | $ - | $ - |
| Equity Securities inventory (ETF) | $ 779,500 | $ 779,500 | $ - | $ - |

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable puts and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2012 and 2011.

*Equity securities*: Valued at the closing price reported on the active market on which the individual securities are traded.

There were no transfers between Level 1, Level 2 and Level 3 securities during the years ended September 30, 2013 and 2012.

(5) **Employee benefit plans**

The Company has a 401(k) plan covering substantially all of its employees. The plan provides for participating employees to make elective deferral contributions to the plan. The Company has not made any discretionary or matching contributions to the plan for the years ended September 30, 2013 and 2012.

(6) **Operating leases**

The Company leases its office under operating leases.

The lease requires base monthly lease payments of $17,300 to $19,468 over the lease term ending July 31, 2014. In addition the Company is required to pay common area charges and a pro-rata share of certain operating and real estate tax expenses.

## (6) Operating leases(continued)

The future minimum annual rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

| Years ending September 30, | Total |
|---|---|
| 2014 | $ 195,000 |
| Totals | $ 195,000 |

Total rental expense under operating leases with terms in excess of one month was as follows:

| | Years ending September 30, 2013 | 2012 |
|---|---|---|
| Minimum rentals | $ 234,000 | $ 234,000 |
| Common area charges and expenses | 171,000 | 149,000 |
| Totals | $ 405,000 | $ 383,000 |

## (7) Commitments and contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

## (8) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At September 30, 2013, the Company's net capital of $927,451 was $827,451 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.05 to 1.

## ( 9 ) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

## ( 10 ) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and option transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with two clearing firms that carry all customer accounts and maintain related records. Nonetheless, the Company is liable to the clearing firms for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

The Company's customer securities activities are transacted on either a cash or margin basis through its clearing brokers. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company may carry securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

## ( 11 ) Income taxes

From March 1, 2001 through November 1, 2004, the Company filed its tax returns as a C corporation and during that period generated net operating losses of approximately $2,290,000 for federal tax purposes. If not used to offset future taxable income the net operation loss will begin to expire in 2021. As a result of the November 1, 2004 change in the Company's ownership and the election of S corporation status there are limitations placed on the use of this net operating loss carryforward. Therefore a valuation allowance has been established for the entire deferred tax asset, which is primarily related to net operating loss carryforwards, due to the uncertainty of realizing the tax benefit of the net operating loss carryforwards before they expire.

**( 12 ) Cash flow disclosure**

Supplemental Disclosures of
Cash flow information

| | Years Ended September 30 | |
|---|---|---|
| | 2013 | 2012 |
| Cash paid: | | |
| Interest | $ 19,600 | $ 31,400 |

# THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

## SEPTEMBER 30, 2013
## COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

| | | | Schedule I |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | 1,372,325 |
| 2. | Deduct: ownership equity not allowable for net capital | | 0 |
| 3. | Total ownership equity qualified for net capital | | 1,372,325 |
| 4. | Add: | | |
| | a. Liabilities subordinated to claims of general creditors allowable in computation of net capital | 0 | |
| | b. Other (deductions) or allowable credits | | 0 |
| 5. | Total capital and allowable subordinated liabilities | | 1,372,325 |
| 6. | Deduction and/or charges: | | |
| | a. Total non-allowable assets included in Statement of Financial Condition: | | |
| | 1) Furniture and fixtures | 68,125 | |
| | 2) Unsecured receivables | 37,261 | |
| | 3) Securities owned not readily marketable | | |
| | 4) Goodwill | | |
| | 5) Other | 46,868 | |
| | b. Secured demand note deficiency | | |
| | c. Commodity futures contracts and spot commodities -proprietary capital charges | | |
| | d. Other deductions and/or charges | | 152,254 |
| | | | 1,220,071 |
| 7. | Other additions and/or allowable credits | | |
| | Deferred taxes on nonallowable assets and haircut securities | 0 | 0 |
| 8. | Net capital before haircuts on securities positions | | 1,220,071 |
| 9. | Haircuts on securities: | | |
| | a. Contractual securities commitments | | |
| | b. Subordinated securities borrowings | | |
| | c. Trading and investment securities: | | |
| | i. Exempted securities | | |
| | ii. Debt securities | 0 | |
| | iii. Options | 0 | |
| | iv. Other securities | 156,211 | |
| | d. Undue concentration (illiquid investment securities) | 136,410 | |
| | e. Other: bad debt reserve/money market | 0 | 292,621 |
| 10. | Net capital | | 927,450 |

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

SEPTEMBER 30, 2013
COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENTS AND
AGGREGATE INDEBTEDNESS

Schedule II

| | |
|---|---|
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | |
| 11. Minimum net capital required (6-2/3% of line 19) | 64,673 |
| 12. Minimum (dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries) | 100,000 |
| 13. Net capital requirement (greater of line 11 or 12) | 100,000 |
| 14. Excess net capital (line 10 less 13) | 827,451 |
| 15. Net Capital less greater of 10% of line 19 or 120% of line 12 | 807,451 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | |
| 16. Total A.I. liabilities included in Statement of Financial Condition | 970,093 |
| 17. Add: | |
| a Drafts for immediate credit | |
| b. Market value of securities borrowed for which no equivalent value is paid or credited | |
| c. Other unrecorded amounts | |
| 19. Total aggregate indebtedness | 970,093 |
| 21. Percentage of aggregate indebtedness to capital (line 19 divided by line 10) | 104.60% |

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

SEPTEMBER 30, 2013
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL
UNDER RULE 15c 3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of September 30, 2013)

Schedule III

There were no material differences between the audited computation of net capital and aggregate indebtedness included in this report and the corresponding schedule included in the Company's unaudited September 30, 2013 Part IIA Focus filing.

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

SEPTEMBER 30, 2013
STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934

Schedule IV

As more fully described in Note 9 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and the possession and control requirement under provisions of SEC Rule 15c-3 based on paragraph K(2) of the rule.